SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission file Number: 000-23575
(CHECK  ONE)

[ ] Form  10-K  and Form 10-KSB  [ ] Form  11-K  [ ] Form 20-F  [X] Form 10-Q and
    Form  10-QSB  [ ] Form  N-SAR

For  the  period  ended:  March 31, 2000
                          --------------

[ ]  Transition  Report  on  Form  10-K  and  Form  10-KSB
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q  and  Form  10-QSB
[ ]  Transition  Report  on  Form  N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable
                                 --------------

PART  I  -  REGISTRANT  INFORMATION

                            Community West Bancshares
                            -------------------------
                             FULL NAME OF REGISTRANT

                                 Not Applicable
                            -------------------------
                            FORMER NAME IF APPLICABLE

                                445 Pine Avenue
                ------------------------------------------------
            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                             Goleta, California 93117
                           --------------------------
                            CITY, STATE AND ZIP CODE

PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)     The  reasons described in detail in Part III of this form could not be  eliminated  without  unreasonable  effort  or  expense;

[X]   (b)     The subject annual report, semi-annual report, transition report on
              Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
              12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On May 12, 2000, the Registrant notified its certifying accountants, Deloitte and Touche, L.L.P. ("Deloitte") that Deloitte would not be reappointed as the Registrant's certifying accountants for the fiscal year 2000. On May 15, 2000, the Registrant engaged the firm of Arthur Andersen and Company ("Andersen") as its new certifying accountants for the fiscal year 2000.

     Pursuant to Rule 10-01(d) of Regulation S-X, Andersen is required to review the Registrant's Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended March 31, 2000. Since Andersen was engaged so close to the filing date for the Form 10-Q, completion of Andersen's review pursuant to Rule 10-01(d) of Regulation S-X cannot be completed without unreasonable effort and expense.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Lynda Pullon Radke         (805)             692-5821

                  (NAME)           (AREA CODE)     (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

        [X] Yes   [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        [X] Yes   [ ]  No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please  see  response  to  Part  III  herein.



                            Community West Bancshares
                            -------------------------
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     May  15,  2000                    By:  /s/  Lynda  Pullon  Radke
                                                -------------------------
                                                     Lynda  Pullon  Radke
                                                     Senior Vice President and
                                                     Chief  Financial  Officer